October 25, 2013

Via EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	GFI Software S.A.
Amendment No. 3 to Registration Statement on Form F-1
Filed September 27, 2013
File No. 333-184731

Dear Ms. Mills-Apenteng:

On behalf of GFI Software S.A. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on September 27, 2013, in respect of the initial public offering of its common shares and contained in your letter dated October 10, 2013 to the Company. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have delivered to you via email a marked copy of Amendment No. 4 to the Registration Statement (filed concurrently herewith) to reflect the changes. References to page numbers below pertain to the page numbers in the marked version of Amendment No. 4 to the Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

Principal shareholders, page 139

1.              Comment: We note the revisions made to footnotes 1 and 2 to the table in response to prior comment 2.  Further to our prior comment, please remove the disclaimers of beneficial ownership with respect to the individuals who hold voting and/or dispositive power over the shares in question, or provide us with a legal analysis supporting your belief that these disclaimers are appropriate.  In this regard, please refer to the definition of beneficial ownership set forth in General Instruction F of Form 20-F and, with respect to the disclaimer in footnote 2 “for Section 13(d) purposes,” to Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power.  Please also clarify who holds voting power with respect the shares held by entities affiliated with Bessemer Venture Partners, as the current disclosure in footnote 2 references only “[i]nvestment decisions.”

Response: The disclosure on page 140 of the Registration Statement has been revised to comply with the Staff’s comments.

Changes in registrant’s certifying accountant, page 174

2.              Comment: We note your response to prior comment 3.  However, it appears that you removed the majority of the disclosure regarding the dismissal of Ernst & Young Malta Limited.  Please revise your filing to include all of the information required by Item 16F of Form 20-F as it relates to your dismissal of Ernst & Young Malta Limited and your engagement of Ernst & Young Germany.  To the extent that you make changes to the disclosure to comply with our comment, include an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in the revised disclosure.

Response: The disclosure on pages 174-175 of the Registration Statement has been revised to comply with the Staff’s comment.  The Company has also included updated Exhibit 16 letters from Ernst & Young Malta and Ernst & Young Germany.

The Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,

/s/ Morgan D. Elwyn, Esq.

cc:	Via E-mail
Katherine Wray, Attorney-Advisor